

June 21, 2012

Via E-mail
Mr. Osvaldo Burgos Schirmer
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005

> **RE: Gerdau S.A.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 23, 2012**
> **Response dated June 12, 2012**
> **File No. 1-14878**

Dear Mr. Schirmer:

We have reviewed your response letter dated June 12, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Operating and Financial Review and Prospects, page 47

Liquidity and Capital Resources, page 64

Cash Flow, page 64

1. We note your response to comment two from our letter dated May 31, 2012. You indicate in your revised disclosure that the reduction in net cash from operations is also attributed to higher working capital needs to support the 10% increase in shipments in 2011 when compared to 2010. As previously requested, please expand this disclosure to discuss the underlying reasons for changes in accounts receivable, inventories, trade accounts payable and other receivables. Your current disclosure does not discuss the underlying reasons for

Mr. Osvaldo Burgos Schirmer
Gerdau S.A.
June 21, 2012
Page 2

changes in each of your working capital components. Given the impact of the changes in your accounts receivable and inventories, please also tell us whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. Please show us supplementally what your revised disclosure will look like.

Financial Statements

Statements of Changes in Equity, page F-7

2. We note your response to comment four from our letter dated May 31, 2012. Please revise your disclosure to specifically discuss the nature of the transactions that resulted in the increase in your non-controlling interests due to the effects of interest changes in subsidiaries. Alternatively, you may discuss and disclose the significant transactions that resulted in the majority of the increase in the line item called "Effects of interest changes in subsidiaries."

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief